February 25, 2013

Institutional Investor Trust
201 Center Road, Suite Two
Venice, Florida 34285

Re:	Post-Effective Amendment No. 8 Filed February 25, 2013 to Registration Statement on Form N-1A Filed June 14, 2010, as amended, Relating to Sector Allocation Model Fund

Dear Sir or Madam:

Reference is made to the above-captioned Registration Statement on Form N-1A (as amended, the “Registration Statement”) filed by Institutional Investor Trust (the “Trust”), on June 14, 2010 and as subsequently amended, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the issuance of shares of the Trust (the “Shares”) in its Sector Allocation Model Fund series (the “Fund”).

We are special counsel to the Trust and have examined original or certified copies of the Trust’s Declaration of Trust, Bylaws, and such other certificates, documents, records and materials as we have deemed necessary in connection with this opinion letter. We have relied, without independent investigation, upon a certificate of an officer of the Trust with respect to certain factual matters relevant to this opinion letter.

We express no opinion regarding the laws of any jurisdictions other than The Commonwealth of Massachusetts and the federal securities laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that, upon issuance and delivery against payment therefor, as contemplated by the Registration Statement and/or applicable prospectus supplement, the Shares will be validly issued, fully paid and nonassessable, except as may result from the Trust being a Massachusetts business trust.

We hereby consent to the filing of this opinion as Exhibit 99.I to the Registration Statement.

Very truly yours,

/s/ Choate, Hall & Stewart LLP

CHOATE, HALL & STEWART LLP